SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               ------------------


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 7)*



                                ESG Re Limited
                                (Name of Issuer)


                         Common Shares, $1.00 par value
                         (Title of Class of Securities)


                                    G31215109
                                 (CUSIP Number)


                               Mr. Kenneth F. Cooper Vicuna Advisors LLC
                                  230 Park Avenue
                                     7th Floor
                               New York, NY 10169
                                  (212) 499-2940
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                March 3, 2003
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |


      NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
                            Vicuna Advisors LLC

          I.R.S.            IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            TIN: 13-4006560
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH   ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,087,302 shares
--------------------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            1,087,302 shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,087,302 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
                            Vicuna Partners LLC

          I.R.S.            IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            TIN: 13-4006612
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH   ------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,087,302 shares
--------------------------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                            1,087,302 shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,087,302 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
                            Vicuna Capital I L.P.

          I.R.S.            IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            TIN: 13-4006625
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                  1 share
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero
                    ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER

                            1 share
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1 share
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

            0.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
                            WNP Investment Partnership  L.P.

          I.R.S.            IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            TIN: 13-4006626
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                  1 share
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero
                    ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            1 share
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1 share
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          0.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
                            Vicuna Master US, L.P.

          I.R.S.            IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            TIN: 01-0633542
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|X|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED
        BY                  1,087,300 shares
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero
                    ------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            1,087,300 shares
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,087,300 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

            9.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
                            Joshua G. Welch

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF SHARES    7       SOLE VOTING POWER
BENEFICIALLY OWNED          Zero
         BY
        EACH       -------------------------------------------------------------
     REPORTING              SHARED VOTING POWER
      PERSON        8
       WITH                 1,087,302 shares
                   -------------------------------------------------------------
                    9       SOLE DISPOSITIVE POWER
                            Zero
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
                            1,087,302 shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,087,302 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

      This Amendment No. 7 to Statement on Schedule 13D is filed by the Reporting Persons (as defined below) to amend the Statement on Schedule 13D relating to the Common Shares, $1.00 par value (the "Common Stock"), of ESG Re Limited (the "Issuer") filed by the Original Reporting Persons (as defined below) on March 17, 2000, as amended by Amendment No. 1 filed on October 17, 2000, Amendment No. 2 filed on November 30, 2000, Amendment No. 3 filed on October 4, 2001, Amendment No. 4 filed on October 22, 2001 and Amendment No. 5 filed on November 27, 2001 and as amended by Amendment No. 6 filed by the Reporting Persons on April 15, 2002. The Statement on Schedule 13D amended the
Schedule 13G filed by the Original Reporting Persons on November 22, 1999, as amended by Amendment No. 1 filed on February 14, 2000.

     This Statement is being filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), Vicuna Capital I L.P., a Delaware limited partnership ("Capital"), WNP Investment Partnership, L.P., a Delaware limited partnership ("WNP"), Joshua
G. Welch ("Welch"; and together with Advisors, Partners, Capital and WNP, the "Original Reporting Persons") and Vicuna Master US, L.P., a Delaware limited partnership ("Master"; and together with the Original Reporting Persons, the "Reporting Persons").

     Partners is the general partner of Capital, WNP and Master. Advisors is the investment adviser to Capital, WNP and Master. Welch is the Managing Member of Partners and Advisors.

     The principal business of Master is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The principal business of Capital and WNP is to make indirect investments in such securities through its limited partnership interest in Master. The principal business of Partners is to act as general partner of Capital, WNP and Master. The principal business of Advisors is to provide portfolio management services to Capital, WNP, Master and other domestic and foreign investment entities. The address of the principal business and principal office of each of the Reporting Persons is c/o Vicuna Advisors LLC, 230 Park Avenue, 7th Floor, New York, New York 10169.

     On April 1, 2002, the Original Reporting Persons consummated a reorganization in which Capital and WNP each contributed all of their shares of Common Stock except for one share and their other securities to Master in exchange for a limited partnership interest in Master. The purpose of this reorganization was to form a master-feeder private investment fund structure for private investment funds advised by Advisors. Master is the master fund and Capital and WNP are feeder funds in this structure.

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached to the original Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached to the original Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or any other person constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder or that any Reporting Person is the beneficial owner of any securities owned by any other Reporting Person or any other person.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
      The source of funds used to purchase the shares of Common Stock owned by the Reporting Persons was working capital of Capital and WNP and, since the reorganization on April 1, 2002 described above, working capital of Master. The aggregate amount of such funds is approximately $9 million.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

      This Amendment No. 7 to Statement on Schedule 13D amends Item 4 to Statement on Schedule 13D by adding the following information to Item 4.

      On February 25, 2003 SC Fundamental LLC filed with the Securities and Exchange Commission an amendment to its Form 13. The Form 13D amendment stated that on February 24, 2003 Peter Collery sent a letter to the directors of the Issuer in which Mr.Collery requested that the Board of Directors of the Issuer nominate him for election to the Board at the 2003 annual meeting of shareholders or otherwise arrange to add Mr. Collery to the Board.

      Mr. Collery sent a copy of his February 24, 2002 letter the Reporting Persons and asked if the Reporting Persons would be willing to write a letter to the directors of the Issuer supporting his request.

      On March 3, 2003, Advisors sent a letter to the Issuer in which Advisors stated its support for the request of Peter Collery to be nominated for the Issuer's Board of Directors.

      The Reporting Persons do not have any agreement, arrangement or understanding with SC Fundamental, Mr. Collery or any other person with respect to acquiring, holding, voting or disposing of any shares of Common Stock or any other matter. The Reporting Persons disclaim that the Reporting Persons constitute a group with SC Fundamental, Mr. Collery or any other person for purposes of Rule 13d-5 under the Exchange Act and the Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by SC Fundamental, Mr. Collery or any other person.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

     As of the date hereof, Master is the beneficial owner of 1,087,300 shares of Common Stock, Capital is the beneficial owner of 1 share of Common Stock and WNP is the beneficial owner of 1 share of Common Stock. By virtue of its status as general partner of Capital, WNP and Master, Partners might be deemed to be the beneficial owner of the securities owned by Capital, WNP and Master. By virtue of its status as investment adviser to Capital, WNP and Master, Advisors might be deemed to be the beneficial owner of the securities owned by Capital, WNP and Master. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital, WNP and Master. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital, WNP and Master.

     As of the date hereof, Master is the beneficial owner of 9.2% of the Common Stock, Capital is the beneficial owner of 0.0% of the Common Stock and WNP is the beneficial owner of 0.0% of the Common Stock. The percentages of the outstanding Common Stock reported in this Schedule 13D are calculated on the basis of 11,831,063 shares of Common Stock issued and outstanding on May 9, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

     By virtue of its status as general partner of Capital, WNP and Master, Partners might be deemed to share indirectly with Capital, WNP and Master power to dispose or direct the disposition of the securities owned by Capital, WNP and Master. By virtue of its status as investment adviser to Capital, WNP and Master, Advisors might be deemed to share indirectly with Capital, WNP and Master power to dispose or direct the disposition of the securities owned by Capital, WNP and Master. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to share indirectly with Capital, WNP and Master power to dispose or direct the disposition of the securities owned by Capital, WNP and Master.

      No transactions were effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached to the original Schedule 13D, in the Common Stock during the 60 days prior to the date of this Amendment No. 7 to Schedule 13D.

      To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person, except that the partners of Capital, WNP and Master have the right to receive dividends from, and proceeds from the sale of, shares of the Common Stock if and when distributed by those partnerships.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

         Exhibit A:    Agreement of Joint Filing, dated as of March 3, 2003,
                       among Advisors, Partners, Capital, WNP, Master and Welch.

         Exhibit B:    Letter dated October 19, 2001 from the Reporting
                       Persons' Bermuda counsel to the Issuer's Bermuda counsel.
                       Incorporated by reference to Amendment No. 4 to Schedule
                       13D.

         Exhibit C:    Shareholder proposal and supporting statement
                       submitted to the Issuer on November 26, 2001.
                       Incorporated by reference to Amendment No. 5 to Schedule
                       13D.

         Exhibit D:    Press Release issued by Advisors on April 15, 2002.
                       Incorporated by reference to Amendment No. 6 to Schedule
                       13D.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 3, 2003


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            VICUNA MASTER US, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member



                            /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch

                                                                       EXHIBIT A
                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------



     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 7 to the
Schedule 13D dated March 3, 2003 relating to the Common Shares, $1.00 par value, of ESG Re Limited as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.


Dated:  March 3, 2003


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            VICUNA MASTER US, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member



                            /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch